Skadden, Arps, Slate, Meagher & Flom llp

300 South Grand Avenue

Los Angeles, California 90071-3144

DIRECT DIAL (213) 687-5527 DIRECT FAX (213) 621-5527 EMAIL ADDRESS JONATHAN.KO@SKADDEN.COM	________ TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com September 1, 2017

FIRM/AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIA EDGAR

Erin E. Martin

Special Counsel

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Social Capital Hedosophia Holdings Corp.

Registration Statement on Form S-1

Filed September 1, 2017

File No. 333-220130

Dear Ms. Martin:

On behalf of Social Capital Hedosophia Holdings Corp. (the “Company”), in connection with the proposed initial public offering of the Company’s securities, the Company has filed today an amendment to its Registration Statement on Form S-1 (the “Amended Registration Statement”). The changes reflected in the Amended Registration Statement include those made to update the date of the Company’s audited balance sheet to June 30, 2017 and the filing of certain exhibits as well as other updates.

For the convenience of the Staff, we also have sent to you paper copies of this letter and copies of the Amended Registration Statement marked to show changes from the Company’s Registration Statement filed on August 23, 2017.

U.S. Securities and Exchange Commission

September 1, 2017

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Social Capital Hedosophia Holdings Corp.

Chamath Palihapitiya

cc:	Shearman & Sterling LLP

Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.